UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Stronghold Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82773R 20 2

(CUSIP Number)

Stanford Venture Capital Holdings, Inc.

5050 Westheimer Road

Houston, Texas 77056

Attention: P. Mauricio Alvarado, Esq.

Telephone No.: (713) 964-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 82773R 20 2	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stanford Venture Capital Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,004,124/1/ 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 3,004,124/1/ 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,004,124/1/
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.00%
14	TYPE OF REPORTING PERSON CO
1	Includes 2,002,750 shares of Series A Preferred Stock, which is convertible into Common Stock on a one -for- one basis and warrants to acquire 1,001,374 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 82773R 20 2	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) R. Allen Stanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware and Antigua

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,004,124/1/ 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 3,004,124/1/ 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,004,124 shares of Common Stock /1/
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.00%
14	TYPE OF REPORTING PERSON IN
1	Includes 2,002,750 shares of Series A Preferred Stock, which is convertible into Common Stock on a one -for- one basis and warrants to acquire 1,001,374 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 82773R 20 2	Page 4 of 6 Pages

Introductory Statement

This Amendment No. 1 relates to the Schedule 13D filed on behalf of Stanford Venture Capital Holdings, Inc., a Delaware corporation (“SVCH”), and R. Allen Stanford (“Stanford”) (SVCH and Stanford are sometimes collectively referred to herein as the “Reporting Persons”), relating to the beneficial ownership of shares of common stock par value $.0001 per share (“Common Stock”) of Stronghold Technologies, Inc., a Nevada corporation (the “Issuer”). This Amendment No. 1 also reports SVCH and Stanford’s ownership of (i) Series A Convertible Preferred Stock (“Series A Preferred Stock” or “Preferred Stock”), which is convertible into shares of Common Stock and (ii) warrants (“Warrants”) to acquire shares of Common Stock. As described in this Amendment No. 1, Stanford is joining SVCH in filing this Amendment No. 1 because, as the sole shareholder of SVCH, Stanford may be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by SVCH. This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on August 13, 2004, and more specifically amended Items 3 and 5 of the Statement of Schedule 13D previously filed by the Reporting Persons on such date.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase Agreement (“Securities Purchase Agreement”) dated May 15, 2002, SVCH agreed to make an aggregate investment of $3,000,000, in four tranches, subject to the conditions of that agreement (the “Investment”). The Investment was in the form of Series A Preferred Stock and Warrants of the Issuer. Under the Securities Purchase Agreement, SVCH purchased 500,000 shares of Preferred Stock on May 16, 2002, 500,000 shares of Preferred Stock on July 3, 2002, 500,000 shares of Preferred Stock on July 11, 2002 and 502,750 shares of Preferred Stock on July 19, 2002. Under the Securities Purchase Agreement, SVCH received warrants to purchase 250,000 shares of Common Stock on each of May 16, 2002, July 3, 2002, July 11, 2002, respectively and an additional 251,374 Warrants on July 19, 2002. The foregoing excludes Warrants to acquire 1,001,374 shares of Common Stock transferred to four individuals pursuant to certain Warrant Assignment and Joinder Agreements described below. Each share of Series A Preferred Stock is convertible into one share of Common Stock and has one vote, voting together with the Common Stock on all matters submitted for a vote. 568,700 Warrants gave the holder the right to acquire one share of the Issuer’s common stock at an exercise price of $1.50 per share and 568,700 Warrants gave the holder the right to acquire one share of the Issuer’s common stock at an exercise price of $2.25 per share. The Warrants are immediately exercisable and expire on May 15, 2007. The Company agreed to transfer Warrants to purchase an additional 1,001,374 shares of Common Stock to certain employees of SVCH pursuant to Warrant Assignment and Joinder Agreements.

Item 5. Interest in Securities of the Issuer.

a. As of July 19, 2002, the Reporting Persons directly own 2,002,750 shares of Series A Preferred Stock and Warrants to purchase 1,001,374 shares of Common Stock. The Reporting Persons are deemed to beneficially own 3,004,124 shares of Common Stock or 50.00% of the Issuer’s issued and outstanding Common Stock. SVCH directly beneficially owns all the shares of Common Stock to which this Schedule 13D relates. Stanford, as the sole shareholder of SVCH, could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by SVCH.

b. SVCH, together with Stanford, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Preferred Stock and Warrants reported as beneficially owned by it in Item 5(a) hereof.

SCHEDULE 13D

CUSIP No. 82773R 20 2	Page 5 of 6 Pages

c. The Reporting Persons’ only transaction in shares of Common Stock and Preferred Stock, respectively, during the past 60 days was the consummation of the transactions under the Securities Purchase Agreement.

d. Not applicable.

Item	6. Material to be Filed as Exhibits

3.1	Certificate of Designations of Series A Convertible Preferred Stock (previously filed).

3.2	Securities Purchase Agreement dated as of May 15, 2002, by and between the Issuer and SVCH (previously filed).

3.3	Registration Rights Agreement dated as of May 16, 2002 by and between the Issuer and SVCH (previously filed).

3.4	Warrant Assignment and Joinder Agreements dated May 16, 2002, July 3, 2002, and July 11, 2002 by and between SVCH and Daniel T. Bogar. (Previously filed)

3.5	Warrant Assignment and Joinder Agreements dated May 16, 2002, July 3, 2002, and July 11, 2002 by and between SVCH and Osvaldo Pi. (Previously filed)

3.6	Warrant Assignment and Joinder Agreements dated May 16, 2002, July 3, 2002, and July 11, 2002 by and between SVCH and Ronald M. Stein. (Previously filed)

3.7	Warrant Assignment and Joinder Agreements dated May 16, 2002, July 3, 2002, and July 11, 2002 by and between SVCH and William R. Fusselmann. (Previously filed)

3.8	Warrant Assignment and Joinder Agreement dated July 19, 2002 by and between SVCH and Daniel T. Bogar.

3.9	Warrant Assignment and Joinder Agreement dated July 19, 2002 by and between SVCH and Osvaldo Pi.

3.10	Warrant Assignment and Joinder Agreement dated July 19, 2002 by and between SVCH and Ronald M. Stein.

3.11	Warrant Assignment and Joinder Agreement dated July 19, 2002 by and between SVCH and William R. Fusselmann.

3.12	Joint Filing Agreement dated as of August 13, 2004 by and between SVCH and Stanford (previously filed).

SCHEDULE 13D

CUSIP No. 82773R 20 2	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 2004	/s/ R. Allen Stanford
R. Allen Stanford

/s/ James M. Davis
James M. Davis, President
Stanford Venture Capital Holdings, Inc.

Exhibit Index

Exhibit No.	Description

3.8	Warrant Assignment and Joinder Agreement dated July 19, 2002 by and between SVCH and Daniel T. Bogar.

3.9	Warrant Assignment and Joinder Agreement dated July 19, 2002 by and between SVCH and Osvaldo Pi.

3.10	Warrant Assignment and Joinder Agreement dated July 19, 2002 by and between SVCH and Ronald M. Stein.

3.11	Warrant Assignment and Joinder Agreement dated July 19, 2002 by and between SVCH and William R. Fusselmann.